Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SecureX.AI, Inc.
2033 Gateway Place, 5th Floor
San Jose, CA 95110
www.securex.ai

Up to $1,069,998.40 in Common Stock at $7.10
Minimum Target Amount: $9,996.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SecureX.AI, Inc.
Address: 2033 Gateway Place, 5th Floor, San Jose, CA 95110
State of Incorporation: DE
Date Incorporated: December 23, 2019

Terms:

Equity

Offering Minimum: $9,996.80 | 1,408 shares of Common Stock
Offering Maximum: $1,069,998.40 | 150,704 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.10
Minimum Investment Amount (per investor): $227.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends & Family - First 72 Hours | 15% Bonus Shares

Super Early Bird - Next 72 Hours | 10% Bonus Shares

Early Bird Bonus - Next 7 Days | 5% Bonus Shares

Amount Based:

Tier 1: $1,000 | 5% Bonus Shares

Tier 2: $5,000 | 10% Bonus Shares

Tier 3: $10,000 | 15% Bonus Shares

Tier 4: $20,000 | 20% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SecureX.AI, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.10/ share, you will receive 110 shares of Common Stock, meaning you'll own XXX shares for $710. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first

opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Headquartered in Silicon Valley, SecureX.AI, Inc. is a developer of a Cloud Security Platform designed to help large enterprises secure their on-prem to the cloud journey. We're a cybersecurity start-up for the world of multi-cloud, for CSPM (Cloud Security Posture Management), CNAPP + CAASM (Cloud-Native Application Protection Platform & Cyber Asset Attack Surface Management), a super-hot space in Cybersecurity.

A Delaware C corporation, founded as of Dec 2019, was funded and founded by a serial entrepreneur, and colleagues from well-known security companies.

SecureX, An Attack Inference & Mitigation (AIM) Platform is a Unified Security Assessment & Threat Prediction Platform. A new innovative way to quantify business risk through Attack Impact Analysis & Predictive Attack Modeling.

SecureX tech is agentless, SaaS, platform play, and easy to deploy in minutes. Our platform offers a flexible deployment model and will significantly increase the ROI of your existing tools.

Software We Use: - AWS, Microsoft Azure, Google Cloud, VMWare & Oracle Cloud

Strategic Partnerships: - In the process of partnerships & tech integration with Trellix for a joint Go-To-Market. The average deal size is $200K - $250K per year ARR.

Potential early customers: -Barclays, Meta/Facebook, Starbucks, Discover, Salesforce, Alaska Air, ATT, P&G, Netflix, Boeing, Royals Royce, Etihad, Emirates, Park Holidays, FMC, Gates Foundation, FedEx, Target, Nasdaq, BMO, Wells Fargo & many more.

IP: All filed patents are recent and pending, no patent is awarded yet as it take over a 1-2 years at US Patents' Office, our patent lawyers have done enough search before filling that there is no other similar patent out there to make sure that we are awarded.

Competitors and Industry

It is exciting to see how the cloud security market is evolving, fastest-growing and winning.

A massive market opportunity and excellent valuations of current funding in the cloud security (CNAPP + CAASM) market like www.WIZ.io ($6B), and www.Lacework.com ($8B) - are candidates for potential IPOs. Palo Alto Network's Prisma Cloud also plays in the same space.

https://www.crn.com/news/security/wiz-raises-250m-on-6b-valuation-to-support-more-clouds

https://www.lacework.com/press-release/lacework-closes-seriesD-funding-round/

Why we stand out, our niche and what differentiates the Company from its competitors:

SecureX secures everything in the cloud, hybrid and on-prem you build and run & we are here to partner with security leaders and teams to provide 200% ROI on top of what they have created at the security centers in the last 15+ years: they're proud of and love! In addition, SecureX provides a global view, security unification, risk and remediation, which sets us apart from the competition, and provides a Holistic View: A single-pane of view of all assets, apps across all environments, public cloud, private cloud, on-prem, contextual prioritization & control on your data.

We're a large enterprise play, big banks, Telcos, and Fortune 100-2000 global clients are our target market, cybersecurity budgets are huge and a board's priority. Protecting crown jewel assets at businesses, and protecting workloads, in the cloud, hybrid and on-prem are super important and SecureX protects all that.

Sources: 2022 Total Addressable Market (TAM) $21B

1. Cloud Security Posture Management (CSPM) market =$6B

https://www.marketwatch.com/press-release/cloud-security-posture-management-market-2022-growth-strategy-top-trends-and-business-opportunity-2022-05-25?mod=search_headline#:~:text=The%20global%20Cloud%20Security%20Posture,14.4%25%20during%20the%20forecast%20perio

2. Application Security Market by Component = $10B

https://www.marketsandmarkets.com/Market-Reports/application-security-market-110170194.html

3. Enterprise Asset Management Market = $5B

https://www.marketsandmarkets.com/Market-Reports/enterprise-asset-management-market-54576143.html

Here is the latest about the Cybersecurity industry.

- The Cybersecurity Market was valued at USD 217.87 billion in 2021. The Cybersecurity Market is projected to grow from USD 240.27 billion in 2022 to USD 345.38 billion by 2026

https://www.marketsandmarkets.com/Market-Reports/cyber-security-market-505.html

- Cybercrime will cost the global economy $6.1 trillion annually, making it the third-largest economy in the world. In 2021, there will be a cyberattack every 11 seconds.

https://theprint-in.cdn.ampproject.org/c/s/theprint.in/tech/in-2021-there-will-be-a-cyberattack-every-11-seconds-heres-how-to-protect-yourself/565616/?amp

- The year that lost 1% of global GDP to cybercrime, Cyber security firm McAfee noted that cybercrime incidents could cost the world around $1 trillion in 2020, up from $600 billion in 2018.

https://www-thehindu-com.cdn.ampproject.org/c/s/www.thehindu.com/sci-tech/technology/the-year-that-lost-1-of-global-gdp-to-cybercrime/article33430555.ece/amp/

Current Stage and Roadmap

The product is v2.0 and ready for deployments, scale and growth. It is GA, we're working with AWS and MS Azure for Marketplace listing so customers can buy online,

After proving the value, product-market-fit and winning a few large customers, 10+ deployments, operationalize those, make them referenceable, we will be working on scale and growth story, our product roadmap is set for v3.0, v4.0, v5.0 next 12+ months. We have started generating sales and our 2022 pipeline is strong.

We growing our distribution network by signing up channel sales & OEMs. We are continuing the research and development for our future products.

We're in the process of Strategic Partnerships & tech integration with Trellix (the new name of McAfee+FireEye) for a joint Go-To-Market. The average deal size is $200K - $250K per year ARR.

The Team

Officers and Directors

Name: Harjinder (Harry) Singh

Harjinder (Harry) Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: December 23, 2019 - Present
  Responsibilities: Funding, Founding, Business Management, GTM, early adoption & Sales. 70 hours a week. Mr. Singh owns 3.9M in shares and does not currently take a salary at this time. Once the company receives funding of $5M, Mr. Singh plans to take a salary of $249k annually.

Other business experience in the past three years:

- **Employer:** ShieldX Networks
  Title: President, COO (co-founder)
  Dates of Service: November 16, 2015 - December 31, 2019
  Responsibilities: GTM, Sales, Business Operations, board duties, founding and funding. 60 hours

Name: Ramani Pathak

Ramani Pathak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Engineering & Chief Architect
  Dates of Service: November 20, 2020 - Present
  Responsibilities: Managing our engineering team and developing product,

Other business experience in the past three years:

- **Employer:** ShieldX
  Title: Director of Security Engineering & Threat Research
  Dates of Service: November 03, 2018 - October 05, 2020
  Responsibilities: Lead a team of threat researchers and security enthusiasts in analysing, implementing and securing cloud workloads

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online security. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Cloud Security Platform. Delays or cost overruns in the development of our Cloud Security Platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our

products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SecureX.AI, Inc. was formed on 12/23/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SecureX has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that SecureX is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Harjinder Singh	3,900,000	Common Stock	61.514%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,704 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 6,339,999 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 1,230,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,071,428 shares to be issued pursuant to stock options, reserved but unissued.

Additional Rights

8.8 Transfer Restrictions

No stockholder may sell, transfer, encumber or otherwise dispose of in any way (whether voluntary, involuntary, by operation of law, by gift or otherwise) (each, a "Transfer") the shares of common stock of the corporation (except for (i) common stock of the corporation issued or issuable upon conversion of preferred stock of the corporation and (ii) common stock of the corporation designated by the corporation in writing as exempt from the restrictions in this Section 8.8) (the "Restricted Stock"), or any beneficial interest therein, without the prior written consent of the corporation, upon authorization thereof by the Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation: (i) if such Transfer is to a transferee identified by the corporation as a potential competitor or considered by the corporation to be unfriendly to the corporation's interests; (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the Securities and Exchange Commission), as described in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any related regulations, or otherwise requiring the corporation to register any class of securities under the Exchange Act; (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including, without limitation, any trading portal or internet site intended to facilitate secondary transfers of securities; (v) if such Transfer

is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder (and its affiliates) or is to be made to more than a single transferee.

(a) If a stockholder desires to Transfer any shares of Restricted Stock, then the stockholder shall promptly deliver a notice (the "Transfer Notice") to the corporation stating (i) such stockholder's bona fide intention to sell or transfer such shares of Restricted Stock, (ii) the number of such shares of Restricted Stock to be sold or transferred, and the basic terms and conditions of such sale or transfer, (iii) the price for which such stockholder proposes to sell or transfer such shares of Restricted Stock, (iv) the name of each proposed purchaser or transferee, and (v) proof satisfactory to the Company that the proposed sale or transfer will not violate any applicable U.S. federal, state or foreign securities laws. If the corporation consents to a Transfer pursuant to Section 8.8(a), any shares of Restricted Stock proposed to be transferred in such Transfer Notice shall first be subject to the corporation's right of first refusal set forth in Section 8.9 of these bylaws. At the option of the corporation, the stockholder shall be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(b) Any Transfer, or purported Transfer, of shares of Restricted Stock not made in strict compliance with this Section 8.8 shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(c) The foregoing Transfer restrictions shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act").

(d) Any certificates, or notices of issuance of uncertificated shares, of Restricted Stock shall bear substantially the following legend, so long as the foregoing Transfer restrictions remain in effect:

THE SHARES REPRESENTED HEREBY OR REFERENCED HEREIN ARE SUBJECT TO CERTAIN TRANSFER RESTRICTIONS AS SET FORTH IN THE BYLAWS OF THE ISSUER, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $670,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,078,571
  Use of proceeds: Product Development
  Date: December 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $670,000.00
  Use of proceeds: Research and development for our future products.
  Date: February 19, 2021
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $127,040, about compared to fiscal year 2020 revenue of $95,350. 2020 purchase order was a small in scope than in 2021,

Cost of sales

We had zero cost of goods sold from 2020 to 2021.

Starting end of this year, we will start booking revenue and post cost of goods sold, as per my answer above, we are still the product for GTM and our CPA will book revenue recolonization and the cost of goods sold.

Gross Margins

Our profit went to -$8,286 in 2020 to -$503,985 in 2021.

We are a start-up in tech and it takes a good 2-3 years to develop a mature and enterprise ready product, our real sale will start happening from Q4 2022, until then our monthly burn on engineering team will continue.

Our one customer paid us $95K in 2020 and 2nd paid us #127K in 2021 as part of the JDP (joint development program) so they are engaged and we are building the right product for them and other potential customers.

Expenses

Expenses in 2021 was $631,025 from costs of $103,636 in fiscal year 2020. 2020 was a start year and we started operation in middle of 2020, expenses were low in 2020.

Historical results and cash flows:

The Company is currently in the research and development; growth; production stage, and revenue stage. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of early adoption and moving our product to production. Past cash was primarily generated through early sales. Our goal is to start selling in Aug - Sep 2022 to the major accounts after testing. Our goal is to reach $2M revenue by 12/31/2022

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have been running SecureX with self-funds and seed investor funds (Friends). The Company has also been running based on the CEO self-funding the business. Currently, the company has $250k in cash in hand as of August 2, 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our product development, GTM, pre-sales and sales operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12-18 months. This is based on a current monthly burn rate for expenses related to salaries and software development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate for expenses related to salaries and software development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including, based on the progress we make and the success, we might go for VC funding after 12 months.

Indebtedness

- **Creditor:** SAFEs
  Amount Owed: $670,000.00
  Interest Rate: 0.0%
  If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

- **Creditor:** SBA Loan
  Amount Owed: $190,000.00
  Interest Rate: 3.75%

- **Creditor:** Kabbage Funding loan
  Amount Owed: $150,000.00
  Interest Rate: 11.29%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $45,013,992.90

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors.

1. Our product and revenue opportunity

We are a start-up as of Jan 2020. Since that time, it has been more than 18 months in operation and building SecureX product v2.0. We are now ready to develop our business. We have our first 2 paid customers. Our business model is a traditional SaaS model where we bill annual amounts to our future customers.

We believe we have proved the value and a product-market-fit ready start-up endorsed by top CISO leaders and potential early customers like - Barclays, Meta/Facebook, Starbucks, Discover, Salesforce, Alaska Air, ATT, P&G, Netflix, Boeing, Royals Royce, Etihad, Emirates, Park Holidays, FMC, Gates Foundation, FedEx, Target, Nasdaq, BMO, Wells Fargo & many more. ***Please note we do not have any contracts in place with these entities, we have entered into conversations to discuss future sales.***

2. In Discussion with Future Partners

Currently, we are in discussions with potential partners including Microsoft Security, Trellix, ServiceNow, VMWare, and Tenable & for a joint Go-To-Market. Please note at this time there is no guarantee that any of these will turn into partners however this is currently in development.

Softwares We Use: AWS, Microsoft Azure, Google Cloud, VMWare & Oracle Cloud

3. The Market Size, current valuations in our space

A massive market opportunity and excellent valuations of current funding in cloud security, CSPM, CNAPP + CAASM market likes of WIZ ($6B – www.wiz.io), Lacework (www.lacework.com -$8B) - are candidates for potential IPOs.

https://www.crn.com/news/security/wiz-raises-250m-on-6b-valuation-to-support-more-clouds

https://www.lacework.com/press-release/lacework-closes-seriesD-funding-round/

https://www.marketwatch.com/press-release/cloud-security-posture-management-market-2022-growth-strategy-top-trends-and-business-opportunity-2022-05-25?mod=search_headline#:~:text=The%20global%20Cloud%20Security%20Posture,14.4%25%20during%20the%20forecast%20perio

The Cybersecurity Market was valued at USD 217.87 billion in 2021.

The Cybersecurity Market is projected to grow from USD 240.27 billion in 2022 to USD 345.38 billion by 2026

https://www.marketsandmarkets.com/Market-Reports/cyber-security-market-505.html

Cybercrime will cost the global economy $6.1 trillion annually, making it the third-largest economy in the world. In 2021, there will be a cyberattack every 11 seconds.

https://theprint-in.cdn.ampproject.org/c/s/theprint.in/tech/in-2021-there-will-be-a-cyberattack-every-11-seconds-heres-how-to-protect-yourself/565616/?amp

The year that lost 1% of global GDP to cybercrime

Cyber security firm McAfee noted that cybercrime incidents could cost the world around $1 trillion in 2020, up from $600 billion in 2018.

https://www-thehindu-com.cdn.ampproject.org/c/s/www.thehindu.com/sci-tech/technology/the-year-that-lost-1-of-global-gdp-to-cybercrime/article33430555.ece/amp/

4. Our Team and track record of execution of our product, GTM and Business Operations -

Harry Singh is the Founder & CEO of SecureX.AI, Inc.; he is a repeat entrepreneur, responsible for the founding & funding, business-all aspects, early adoption, GTM, customer success, vision and strategy.

Harry co-founded ShieldX in 2015, a Network Security start-up for the world of Cloud & Virtualization; & raised series A & B $50M+ in VC funding. In addition, he served as the President, GTM leader and Board Member. ShieldX got acquired by Fortinet, Inc. (NASDAQ: FTNT)

At ShieldX, he led the funding and founding of the start-up, strategic relationships, the early adoption program, and the company's go-to-market & customer development aspects.

Harry is a leader of progressive, collaborative & innovative corporate culture, with senses finely attuned to strategic opportunity, the art of negotiation and entrepreneurial development; his philosophy is often heard in his words, "Where there's a will, there's a way."

Harry holds MBA from Columbia Business School at Columbia University in New York City. He is a US Citizen.

Ramani Pathak is the VP of Engineering & Chief Architect at SecureX; she is a former emp # 25th of Palo Alto Networks, Inc. (NASDAQ: PANW), and worked for PAN for 10 years, was a part of PAN's early days to IPO journey, she was the emp # 15 at ShieldX Network & served as the Director of Security Engineering & Threat Research, ShieldX Networks got acquired by Fortinet, prior she worked for McAfee, Inc. as a Software Engineer.

Ramani holds MS in Computer Science from Ohio University.

5. Customers and raising for the growth journey:

Sources : 2022 Total Adressable Market (TAM) $21B

Cloud Security Posture Management (CSPM) market =$6B

https://www.marketwatch.com/press-release/cloud-security-posture-management-market-2022-growth-strategy-top-trends-and-business-opportunity-2022-05-25?mod=search_headline#:~:text=The%20global%20Cloud%20Security%20Posture,14.4%25%20during%20the%20forecast%20perio

Application Security Market by Component = $10B

https://www.marketsandmarkets.com/Market-Reports/application-security-market-110170194.html

Enterprise Asset Management Market = $5B

https://www.marketsandmarkets.com/Market-Reports/enterprise-asset-management-market-54576143.html

The global cloud security market size is expected to grow from USD 40.8 billion in 2021 to USD 77.5 billion by 2026

https://www.marketsandmarkets.com/Market-Reports/cloud-security-market-100018098.html

Disclaimers

This valuation was calculated internally by the Company without the use of any formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has only Common Stock. In making this calculation, we have assumed: (i) all outstanding options and warrants are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $670,000.00 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,069,998.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Working Capital*
  47.25%
  GMT– business development, lead generation, early adoptions, new customers, customer success, sales and booking new business.
- *Research & Development*
  47.25%
  e are continuously developing new features and functionalities, doing new inventions, finding new customer problems and developing solutions, it's an ongoing exercise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.securex.ai (Investor Relations Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/securex

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SecureX.AI, Inc.

[See attached]

SECUREX.AI, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SecureX.AI, Inc.
San Jose, California

We have reviewed the accompanying financial statements of SecureX.AI, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 24, 2022
Los Angeles, California

SECUREX.AI INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	5,066	$	10,361
Acccounts Receivable, net		127,040		-
Total Current Assets		**132,106**		**10,361**
Total Assets	**$**	**132,106**	**$**	**10,361**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	19,033	$	-
Total Current Liabilities		**19,033**		**-**
Simple Agreement for Future Equity (SAFEs)		325,000		-
Total Liabilities		**344,033**		**-**
STOCKHOLDERS EQUITY				
Common Stock		41		41
Additional Paid in Capital		301,704		30,413
Shareholder Distribution		(1,400)		(11,806)
Retained Earnings/(Accumulated Deficit)		(512,272)		(8,286)
Total Stockholders' Equity		**(211,928)**		**10,361**
Total Liabilities and Stockholders' Equity	**$**	**132,106**	**$**	**10,361**

See accompanying notes to financial statements.

SECUREX.AI INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	127,040	$	95,350
Cost of Goods Sold		-		-
Gross profit		127,040		95,350
Operating expenses				
General and Administrative		631,025		102,723
Sales and Marketing		-		913
Total operating expenses		631,025		103,636
Operating Income/(Loss)		(503,985)		(8,286)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(503,985)		(8,286)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(503,985)**	**$**	**(8,286)**

See accompanying notes to financial statements.

SECUREX.AI INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019						
Issuance of Stock	178,571	2	30,009			30,011
Issuance of Restricted Stock	3,900,000	39	403			442
Shareholder Distribution				(11,806)		(11,806)
Net income/(loss)					(8,286)	(8,286)
Balance—December 31, 2020	4,078,571	41	30,413	(11,806)	$ (8,286)	$ **10,361**
Shareholder Distribution	-	-	-	(30,577)		(30,577)
Capital contribution			270,000	40,983		310,983
Share-Based Compensation			1,291			1,291
Net income/(loss)					(503,985)	(503,985)
Balance—December 31, 2021	**4,078,571**	**$ 41**	**$ 301,704**	**$ (1,400)**	**$ (512,272)**	**$ (211,928)**

See accompanying notes to financial statements.

SECUREX.AI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(503,985)	$	(8,286)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		1,291		442
Changes in operating assets and liabilities:				
Acccounts receivable, net		(127,040)		-
Credit Cards		19,033		-
Net cash provided/(used) by operating activities		**(610,701)**		**(7,844)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		310,983		30,011
Capital Distribution		(30,577)		(11,806)
Borrowing on SAFEs		325,000		-
Net cash provided/(used) by financing activities		**605,406**		**18,205**
Change in Cash		(5,295)		10,361
Cash—beginning of year		10,361		-
Cash—end of year	**$**	**5,066**	**$**	**10,361**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SecureX.AI Inc. was incorporated on December 23, 2019, in the state of Delaware. The financial statements of SecureX.AI Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

SecureX is a developer of a Cloud Security Platform designed to help large enterprises secure their on-prem to the cloud journey. We're a security start-up for the world of multi-cloud, for CSPM (Cloud Security Posture Management), CNAPP + CAASM (Cloud-Native Application Protection Platform & Cyber Asset Attack Surface Management), a super-hot space in Cybersecurity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

SecureX.AI Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences

are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its security services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $0 and $913, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense

ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 24, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years

beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of Common Shares with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 4,078,571 shares and 4,078,571 shares have been issued and are outstanding.

4. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ 0.00	-
Granted	3,900,000		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2020	3,900,000	$ 0.00	9.56
Granted	-	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2021	3,900,000	$ 0.00	8.56

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $1,291 and $403, respectively.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,			
SAFE(s)	**Borrowing Period**		**Valuation Cap**		**2021**		**2020**
Safe I-VII	Fiscal Year 2021	$	10,000,000	$	325,000	$	-
Total SAFE(s)				**$**	**325,000**	**$**	**-**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	(150,389)	$	(4,086)
Valuation Allowance		150,389		4,086
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	(154,475)	$	(4,086)
Valuation Allowance		154,475		4,086
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $517,678, and the Company had state net operating loss ("NOL") carryforwards of approximately $517,678. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 24, 2022, which is the date the financial statements were available to be issued.

On March 2, 2022, the Company entered into a Kabbage Funding loan in the amount of $150,000, which has a term of eighteen months. The loan bears an Annual Percentage Rate of 11.29%.

On December 28, 2021, the Company entered into a SBA loan in the amount of $190,000. The loan bears an interest rate of 3.75% and has maturity date of thirty years from the date of the promissory note. The loan was received during 2022.

During 2022, the Company issued 1,195,000 stock options out of 2,000,000 authorized stock options from 2020 Equity Incentive Plan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $503,985, an operating cash flow loss of $610,701, and liquid assets in cash of $5,066, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

SecureX

Security Through Visibility


SECUREX
Security
Through
Visibility

Website | San Jose, CA | TECHNOLOGY

$0.00 raised

0 Investors	**$45M** Valuation
$7.10 Price per Share	**$227.20** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At SecureX, we're a security start-up for the world of multi-cloud, designed to help large enterprises secure their on-prem to the cloud journey. That means CSPM (Cloud Security Posture Management), CNAPP + CAASM (Cloud-Native Application Protection Platform & Cyber Asset Attack Surface Management) - a super-hot space in cybersecurity. We're based in the heart of Silicon Valley and we're currently in-market with our product or service.

Reasons to Invest

- We believe we are one of the only Unified Security Assessment and Threat Prediction platforms that identify exploitable vulnerabilities in a business application, leveraging AI to visualize predictive attack analytics.
- We are entering the large Cybersecurity market which is projected to grow to $345.38 billion by 2026 (source).
- We're founded by Harry Singh and a team of security veterans who believe that there is a gap in a security product that can provide a comprehensive cybersecurity asset posture. Harry previously co-founded ShieldX in 2015, a company known for revolutionizing cloud security (source).

OVERVIEW

Security through visibility

At SecureX, we developed a cloud security platform known as an AIM (Attack Inference & Mitigation). And to us, that title really says it all.

That's because we're designed to help large enterprises secure their on-premise hardware/software to the cloud journey using an agentless SaaS platform play. Not only are we one of the few deploying this technology, we've found it's also fast-acting, taking just minutes to deploy.

With that, we identify exploitable vulnerabilities in a business application and leverage AI to visualize predictive attack analytics with the goal of keeping businesses safe and secure from the start.


AIM IS A
Unified Security Assessment and Threat Prediction Platform
Identifies exploitable vulnerabilities in business applications
Uses AI to visualize predictive attack analytics

THE PROBLEM & OUR SOLUTION

Our research shows that today's security landscape has many shortcomings--Our goal is to tackle them all with AI technology

Some of these blindspots include persistent security gaps, lack of vulnerability prioritization, and incomprehensive multi-cloud systems. Using our Unified Security Assessment & Threat Prediction Platform, we tackle these oversights and quantify business risk through **Attack Impact Analysis** and **Predictive Attack Modeling**.


Today's Security Landscape*
AND THEIR MANY SHORTCOMINGS
Limited deployment scope
Low signal-to-noise ratio of security findings
Inconsistent risk rating systems
Limited context of security alerts
Incomplete visibility
Lack of vulnerability prioritization
Incomprehensive multi-cloud & on-prem security posture
Persistent security gaps
*According To Internal Research

Providing this much needed visibility, our platform performs detailed correlations and analysis of enterprise and determines security issues. We deliver security with guided policies, proactive remediations for all enterprise assets, and categorize risky assets and applications.


2
VULNERABLE ASSETS AND APPS
PREDICT
1
ASSET, APP, SECURITY CORRELATION ENGINE
IDENTIFY
(Maps for Vulnerable Assets & Risk)
SECUREX AIM PLATFORM
3
ATTACK INFERENCE ENGINE (AI)
PROTECT

We feel this flexible deployment model will largely increase the ROI of businesses' existing tools.


SecureX Benefits
ELIMINATE THE GAP IN YOUR SECURITY
ENGAGING VISUALS
Unique application security posture management and visualization maps showing exploitable vulnerabilities in a network environment
ENHANCED RISK RATINGS
Asset and application risk rating calculation based on CVSS; includes factors related to asset discovery, connectivity mappings, data asset paths, criticality, and enhanced with predictive exploitability factor
HOLISTIC VIEW
Single-pane of view of all assets and apps across all environments (on-prem, public club, private cloud)

THE MARKET & OUR TRACTION

The cybersecurity market was valued at over $217 billion in 2021

And it's projected to grow to $345.38 billion by 2026 (source). Not to mention, cybercrime will cost the global economy $6.1 trillion annually, making it the third-largest economy in the world (source).


Total Addressable Market
$21 Billion+
$10B Security Analytics/
Application Security Assessment

Source: CRN

According to our research, our competitors tend to simulate network attacks based on existing intel, within a limited deployment context. In our view, the SecureX difference is that we leverage AI to visualize predictive attack analytics, hugely broadening the scope of cybersecurity.

Companies are catching wind of our technology too. We've established software relationships with AWS, Microsoft Azure, Google Cloud, VMWare, and Oracle Cloud - and have already hit $220K in revenue since our very recent launch.

WHY INVEST

The future of data control is here

We strongly value our clients' need to retain control of their asset and vulnerability information--that's why our goal is to ensure data stays within their control.

With our strategic partnerships, massive market opportunity, and team of experts, we believe we can change the landscape of cybersecurity. Invest in us, and let's secure the world together.


SecureX Gives You The Best Of Both Worlds
SecureX supplies unprecedented security, while still allowing you to retain control of your data

- **12/23/2019** — Our Company Launches! Ideation leading to an MVP to v1.0!!!
- **June 2020** — Purchase Order & Commitment to buy MVP! Our first customer paid us $95K, Yeah!!!
- **March 2021** — MVP readiness! MVP ready for testing and POCs.
- **October 2021** — v1.0 released! Product Launch
- **December 2021** — Purchase Order! Our first UK customer paid us $127K!!!
- **June 2022** — Product Release! v2.0 ready for deployments & production.
- **July 2022** — Launched on StartEngine. Now YOU can own a part of our company!
- **October 2022** — ANTICIPATED - VC Fundraising! Series A fundraising in Q4, 2022
- **October 2022** — ANTICIPATED - Joint GTM. Joint GTM campaign will start working with Microsoft Secruity, Trellix-McAfee, ServiceNow & Splunk
- **December 2022** — ANTICIPATED - Customers & Deployments! We hope to sign our first 10 big logos, deploy SecureX and operationalize.

Meet Our Team



Harry (Harjinder) Singh

CEO & Director

Harry Singh is the Founder & CEO of SecureX.AI, Inc., he is a repeat entrepreneur, responsible for the founding & funding, business-all aspects, early adoption, GTM, customer success, vision and strategy.

Harry co-founded ShieldX in 2015, a Network Security start-up for the world of Cloud & Virtualization; & raised series A & B $50M+ in VC funding. In addition, he served as the President, GTM leader and Board Member. ShieldX got acquired by Fortinet, Inc. (NASDAQ: FTNT)

At ShieldX, he led the funding and founding of the start-up, strategic relationships, the early adoption program, and the company's go-to-market & customer development aspects.

Harry is a leader of progressive, collaborative & innovative corporate culture, with senses finely attuned to strategic opportunity, the art of negotiation and entrepreneurial development; his philosophy is often heard in his words, "Where there's a will, there's a way."

Harry holds MBA from Columbia Business School at Columbia University in New York City. He is a US Citizen.



Ramani Pathak

VP of Engineering

Ramani Pathak is the VP of Engineering & Chief Architect at SecureX; she is a former emp # 25th of Palo Alto Networks, Inc. (NASDAQ: PANW), and worked for PAN for 10 years, was a part of PAN's early days to IPO journey, she was the emp # 15 at ShieldX Network & served as the Director of Security Engineering & Threat Research, ShieldX got acquired by Fortinet, prior she worked for McAfee, Inc. as a Software Engineer.

Ramani holds MS in Computer Science from Ohio University.

Offering Summary

Company	SecureX.AI, Inc.
Corporate Address	2033 Gateway Place, 5th Floor, San Jose, CA 95110
Offering Minimum	$9,996.80
Offering Maximum	$1,069,998.40
Minimum Investment Amount (per investor)	$234.30

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,408
Maximum Number of Shares Offered	150,704
Price per Share	$7.10
Pre-Money Valuation	$45,013,992.90

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends & Family - First 72 Hours | 15% Bonus Shares

Super Early Bird - Next 72 Hours | 10% Bonus Shares

Early Bird Bonus - Next 7 Days | 5% Bonus Shares

Amount Based:

Tier 1: $1,000 | 5% Bonus Shares

Tier 2: $5,000 | 10% Bonus Shares

Tier 3: $10,000 | 15% Bonus Shares

Tier 4: $20,000 | 20% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SecureX.AI, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.10/ share, you will receive 110 shares of Common Stock, meaning you'll own XXX shares for $710. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow SecureX to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.